

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2010

Kenneth B. Stratton
General Counsel
StemCells, Inc.
3155 Porter Drive
Palo Alto, CA 94304

> **Re:** **StemCells, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Definitive Proxy Statement filed April 13, 2010**
> **File No. 000-19871**

Dear Mr. Stratton:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director